Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	9 Months Ended September 30,	12 Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings, as defined:
Income from Continuing Operations Before Income Taxes and Minority Interest	$740	$1,118	$866	$649	$851	$967
Less undistributed income of equity method investments	3	5	7	7	5	7
Distributed income from equity method investments	3	7	3	5	5	7
	740	1,120	862	647	851	967
Total fixed charges as below	293	388	326	307	289	244
Less:
Capitalized interest	45	54	21	7	5	7
Preferred security distributions						8
Interest expense related to discontinued operations		27	29	28	22	20
Total fixed charges included in Income from Continuing Operations Before Income Taxes and Minority Interest	248	307	276	272	262	209

Total earnings	$988	$1,427	$1,138	$919	$1,113	$1,176

Fixed charges, as defined:
Interest on long-term debt	$262	$353	$296	$259	$255	$149
Interest on short-term debt and other interest	18	24	16	26	23	25
Amortization of debt discount, expense and premium - net	1	(3)	(1)	7	(6)	31
Estimated interest component of operating rentals	11	14	15	15	17	31
Preferred securities distributions of subsidiaries on a pre-tax basis						8
Fixed charges of majority-owned share of 50% or less-owned persons	1

Total fixed charges (a)	$293	$388	$326	$307	$289	$244

Ratio of earnings to fixed charges	3.4	3.7	3.5	3.0	3.9	4.8

(a)	Interest on unrecognized tax benefits is not included in fixed charges.